[Saratoga Investment Corp. Letterhead]

May 1, 2013

VIA EDGAR

Dominic Minore, Esq.

Kevin Rupert, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:         Saratoga Investment Corp.

Registration Statement on Form N-2

(File No. 333-186323)

Dear Messrs. Minore and Rupert:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Saratoga Investment Corp. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 2, 2013, at 4:00 p.m., or as soon thereafter as practicable.

Saratoga Investment Corp.

By:	/s/ Richard A. Petrocelli
Richard A. Petrocelli
Chief Financial Officer